

April 27, 2015

Via E-mail
Ms. Martha Fusco
Interim Chief Financial Officer and
  Vice President, Finance and Corporate Controller
Kennametal, Inc.
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650

> **Re:** **Kennametal, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed August 13, 2014**
> **File No. 001-05318**

Dear Ms. Fusco:

We have reviewed your April 15, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. April 1, 2015 letter.

Form 10-K for the Fiscal Year Ended June 30, 2014

Note 19. Segment Data, page 57

1. We note your response to our prior comments 1 and 2. We note that your Chief Operating Decision Maker (CODM) is provided an income statement overview by business unit and that your CODM holds team meetings with your functional leaders and segment managers for the Industrial and Infrastructure segment. In order to assist us with our evaluation of how you considered the guidance in FASB ASC 280, please address the following comments:

    • Please provide to us the names of your business units and a summary of how these business units are structured. Discuss who manages the business units and describe their role with the company.

- Please describe to us the nature of interactions between the CODM and the business unit managers.

- Clarify for us the role of the segment managers and describe how the segment managers interact with the business unit managers and the CODM.

- Describe to us how the business unit manager's responsibilities differ from the segment manager's responsibilities.

- Clarify the roles and responsibilities of the functional leaders within the company and if they are different from the business unit managers and segment managers.

- Provide to us more information about your budgeting process. Within your discussion, describe who is involved with each level of review and approval during the budgeting process. Also discuss who is responsible for assessing actual performance versus budgeted performance. Clarify who is responsible for discussing any excesses or shortfalls and who is involved in these discussions and to what level of detail.

- Please explain to us if there are situations where the Industrial or Infrastructure segment managers are responsible for any elements of the business units. Within your response discuss if each business unit is aligned solely under one segment manager or if certain business units report to both segment managers.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief